SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Buenos Aires Stock Exchange dated May 11, 2023.

TRANSLATION

City of Buenos Aires, May 11, 2023

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Financial Statements as of 03/31/2023

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on May 11, 2023, approved the condensed interim financial statements for the three-month period ended March 31, 2023. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income for the period (1) (in millions of pesos)

Attributable to shareholders of the Company	58,566
Attributable to minority interests	34

Total net income for the period	58,600

2) Other comprehensive income for the period (1) (in millions of pesos)

Attributable to shareholders of the Company	347,576
Attributable to minority interests	3,689

Total other comprehensive income for the period	351,265

3) Comprehensive income for the period (1) (in millions of pesos)

Attributable to shareholders of the Company	406,142
Attributable to minority interests	3,723

Total comprehensive income for the period	409,865

4) Detail of Shareholders’ equity as of 03/31/2023 (1) (in millions of pesos)

Shareholders’ contributions:
Capital	3,915
Adjustment to contributions	6,072
Shares in treasury	18
Adjustment to shares in treasury	29
Stock-based compensation plan	397
Acquisition cost of treasury shares	(4,501)
Share trading premiums	(159)
Issuance premiums	640

Total shareholders’ contributions	6,411

Legal reserve	164,250
Reserve for future dividends	—

Reserve for investments	—
Reserve for repurchase of own shares	—
Other comprehensive income	834,675
Unassigned Results	1,251,941

Subtotal Shareholders’ equity	2,257,277

Minority interests	20,997

Total Shareholders’ equity	2,278,274

(1)	Amounts in accordance with IFRS

5) Shares owned by the parent group

As of March 31, 2023, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Controlling shareholder of the company

Federal Government - Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, City of Buenos Aires

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer